ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated July 22, 2008

Commodities
UBS E-TRACS CMCI Gold Total Return

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return of a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative new investment products offering easy access to markets and strategies that may not be readily available to individual investors. The UBS E-TRACS CMCI Gold Total Return is designed to track the performance of the UBS Bloomberg CMCI Gold Total Return, less investor fees. The CMCI Gold TR measures the collateralized returns from a basket of gold futures contracts. The commodity futures contracts are diversified across five constant maturities from three months up to three years.

Product profile
Product Name	E-TRACS CMCI Gold Total Return
Underlying Product	UBS Bloomberg CMCI Gold Total Return
Issuer	UBS AG
Ticker Symbol	UBG
CUSIP	902641810
Primary Exchange	NYSE Arca
Initial Trade Date	April 1, 2008
Maturity Date	April 5, 2038
Yearly Fee (%)	0.30%

Returns
	Total Return	Annualized Return	Annual Volatility	Sharpe Ratio
CMCI Gold Total Return	227.78%	11.99%	16.34%	0.53%
Gold Spot Price ($/oz.)	224.87%	11.90%	17.08%	0.50%
Pro forma and historical results for the period from January 5, 1998 through June 30, 2008.
Source: UBS Investment Bank, publicly available data.
Historical information presented is as of June 30, 2008 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may different significantly from historical performance, either positively or negatively.

Index comparisons

The graph above illustrates the performance of the Index from January 5, 1998 through June 30, 2008 in comparison with the spot price of gold, determined on the basis of the price of an ounce of gold as set by the afternoon session of the twice daily fix of the price of an ounce of gold. The data for the CMCI Gold Total Return for the periods prior to January 2007 is derived by using the Index's calculation methodology with historical prices.

UBS Bloomberg CMCI Gold TR – Index Composition
Gold	100.00%
Total	100.00%
Updated on: June 30, 2008
Source: UBS Investment Bank, CMCI Advisory Committee.

Maturity weights

Constant Maturity Weights of Future Contracts

Source: UBS Investment Bank, CMCI Advisory Committee.
Weights across maturities are determined based on the relative liquidity of the underlying futures contracts.

This material is issued by UBS AG or an affiliate (“UBS”).

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/)

An investment in the UBS E-TRACS ETNs involves risks. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (1-877-387-2275).

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.